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                                  UNITED STATES                                 SEC FILE NUMBER
                                                                                0-4437
                       SECURITIES AND EXCHANGE COMMISSION                       -----------------------------

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K   [ ] Form 20-F [ ] Form-11K [X] Form 10-Q   [ ] Form N-SAR

                  For period Ended:         May 26, 2001
                                    -----------------------------------
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:   Not applicable
                                                   -------------------------------------------------------





If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable
---------------------------------------------------------------------------------------------------------------------------

Part  1 - REGISTRANT INFORMATION

         Payless Cashways, Inc.
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Full Name of Registrant

         Not applicable
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Former Name if Applicable

         800 N.W. Chipman Road, Suite 5900
-------------------------------------------------------------------------------------------------------------------
Address of principal executive office

         Lee's Summit, Missouri 64063
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City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate.)


[X]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or  expense;

[X]      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)  The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the registrant's press release filed under cover of a Form 8-K on June 4, 2001, the registrant filed a voluntary petition for relief on that day under the provisions of chapter 11 of the United States Bankruptcy Code.  The registrant's management and personnel are currently allocating all of their energy and resources toward the pursuit of the registrant's chapter
11 reorganization.  Key personnel are devoting substantial time and energy to hearings currently being held in the United States
Bankruptcy Court for the Western District of Missouri relating to the registrant's chapter 11 reorganization and the restructuring of the registrant's credit facilities.  As a result of these circumstances, the registrant is unable to timely file, without unreasonable effort or expense, its Form 10-Q for the quarterly period ended May 26, 2001.  The registrant expects to meet the extended due date for its Form 10-Q of July 16, 2001.

PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

         Richard B. Witaszak                                           (816)                     347-6000
       -------------------------------------------------------   -----------------------  ---------------------------------
                           (Name)                             (Area code)                        (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
       the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was
       required to file such report(s) been filed?  If the answer is no, identify report(s).     [X] Yes [ ] No



(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal
       year will be reflected by the earnings statements to be included in the subject report or portion thereof?   [X] Yes  [ ] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant filed a voluntary petition for relief under the provisions of chapter 11 of the United States Bankruptcy Code on
June 4, 2001.  Prior to this filing but during the quarterly period ended May 26, 2001, the registrant began the closing of 24 underperforming stores, resulting in the release of approximately 600 employees.  The registrant expects to report a loss for the quarterly period ended May 26, 2001 due in part to the significant costs arising out of these store closings.




                                                      Payless Cashways, Inc.
                                                     -----------------------
                                           (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     July 11, 2001                                 By  /s/ Richard B. Witazak
     ------------------------------------------------     ---------------------------------------------------------
                                                                       Richard B. Witaszak
                                                                       Senior Vice President - Finance and Chief Financial Officer


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